

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Mr. F. J. Dellaquila
Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, Missouri 63136

  Re: Emerson Electric Co.
    Form 10-K for the Fiscal Year Ended September 30, 2013
    Filed November 19, 2013
    File No. 001-00278

Dear Mr. Dellaquila:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Brian Cascio for

        Martin James
        Senior Assistant Chief Accountant